Exhibit 99.1

ASUR Announces Total Passenger Traffic for November 2021

Passenger traffic increased 5.2%, 6.9% and 12.8% in Mexico, Puerto Rico and Colombia, respectively when compared to pre-pandemic levels of November 2019

MEXICO CITY, Dec. 6, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced passenger traffic for November 2021 reached a total of 4.9 million passengers, 7.2% above the levels reported in November 2019, reflecting a continued overall recovery in travel demand and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus.

When compared to pre-pandemic levels of November 2019, passenger traffic increased 5.2% in Mexico and 6.9% in Puerto Rico and 12.8% Colombia. Passenger traffic growth in Mexico and Colombia was driven by both domestic and international traffic, while domestic traffic growth more than offset passenger lower international traffic in Puerto Rico during the period.

This announcement reflects comparisons between November 1 through November 30, 2021, from November 1 through November 30, 2020 and November 1 through November 30, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	November			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	2,785,277	1,663,706	2,929,728	76.1	5.2	31,047,972	14,578,204	25,866,853	77.4	(16.7)
Domestic Traffic	1,411,282	1,049,829	1,443,172	37.5	2.3	15,196,225	8,106,147	13,517,014	66.8	(11.1)
International Traffic	1,373,995	613,877	1,486,556	142.2	8.2	15,851,747	6,472,057	12,349,839	90.8	(22.1)
San Juan, Puerto Rico	779,725	440,548	833,268	89.1	6.9	8,510,537	4,331,949	8,762,283	102.3	3.0
Domestic Traffic	700,055	421,750	772,164	83.1	10.3	7,610,322	4,062,130	8,283,897	103.9	8.9
International Traffic	79,670	18,798	61,104	225.1	(23.3)	900,215	269,819	478,386	77.3	(46.9)
Colombia	1,036,353	455,473	1,169,245	156.7	12.8	10,880,944	3,610,666	9,227,477	155.6	(15.2)
Domestic Traffic	890,063	396,621	997,056	151.4	12.0	9,234,603	3,100,899	7,878,717	154.1	(14.7)
International Traffic	146,290	58,852	172,189	192.6	17.7	1,646,341	509,767	1,348,760	164.6	(18.1)
Total Traffic	4,601,355	2,559,727	4,932,241	92.7	7.2	50,439,453	22,520,819	43,856,613	94.7	(13.1)
Domestic Traffic	3,001,400	1,868,200	3,212,392	72.0	7.0	32,041,150	15,269,176	29,679,628	94.4	(7.4)
International Traffic	1,599,955	691,527	1,719,849	148.7	7.5	18,398,303	7,251,643	14,176,985	95.5	(22.9)

Mexico Passenger Traffic
		November			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,411,282	1,049,829	1,443,172	37.5	2.3	15,196,225	8,106,147	13,517,014	66.8	(11.1)
CUN	Cancun	747,872	663,094	829,239	25.1	10.9	8,210,113	4,754,951	8,210,706	72.7	0.0
CZM	Cozumel	13,014	9,532	16,888	77.2	29.8	171,901	60,870	155,750	155.9	(9.4)
HUX	Huatulco	54,347	38,950	72,987	87.4	34.3	687,270	283,454	577,008	103.6	(16.0)
MID	Merida	228,865	118,579	204,157	72.2	(10.8)	2,333,286	1,075,925	1,659,990	54.3	(28.9)
MTT	Minatitlan	10,794	7,499	7,703	2.7	(28.6)	128,282	58,711	83,720	42.6	(34.7)
OAX	Oaxaca	106,675	52,868	81,234	53.7	(23.8)	943,203	469,698	701,196	49.3	(25.7)
TAP	Tapachula	33,995	29,309	39,828	35.9	17.2	333,974	240,568	365,430	51.9	9.4
VER	Veracruz	117,949	69,368	99,717	43.8	(15.5)	1,278,965	612,734	916,808	49.6	(28.3)
VSA	Villahermosa	97,771	60,630	91,419	50.8	(6.5)	1,109,231	549,236	846,406	54.1	(23.7)
International Traffic		1,373,995	613,877	1,486,556	142.2	8.2	15,851,747	6,472,057	12,349,839	90.8	(22.1)
CUN	Cancun	1,293,394	583,443	1,399,489	139.9	8.2	14,976,125	6,035,540	11,603,123	92.2	(22.5)
CZM	Cozumel	22,817	14,637	33,960	132.0	48.8	324,159	179,697	315,292	75.5	(2.7)
HUX	Huatulco	13,839	816	6,458	691.4	(53.3)	123,441	79,542	26,879	(66.2)	(78.2)
MID	Merida	20,688	4,665	17,439	273.8	(15.7)	192,481	73,893	170,518	130.8	(11.4)
MTT	Minatitlan	502	446	411	(7.8)	(18.1)	6,930	3,152	5,334	69.2	(23.0)
OAX	Oaxaca	15,131	5,939	16,782	182.6	10.9	134,417	56,611	111,022	96.1	(17.4)
TAP	Tapachula	875	324	1,197	269.4	36.8	11,807	6,334	13,856	118.8	17.4
VER	Veracruz	4,978	2,506	6,572	162.3	32.0	62,705	22,396	72,363	223.1	15.4
VSA	Villahermosa	1,771	1,101	4,248	285.8	139.9	19,682	14,892	31,452	111.2	59.8
Traffic Total Mexico		2,785,277	1,663,706	2,929,728	76.1	5.2	31,047,972	14,578,204	25,866,853	77.4	(16.7)
CUN	Cancun	2,041,266	1,246,537	2,228,728	78.8	9.2	23,186,238	10,790,491	19,813,829	83.6	(14.5)
CZM	Cozumel	35,831	24,169	50,848	110.4	41.9	496,060	240,567	471,042	95.8	(5.0)
HUX	Huatulco	68,186	39,766	79,445	99.8	16.5	810,711	362,996	603,887	66.4	(25.5)
MID	Merida	249,553	123,244	221,596	79.8	(11.2)	2,525,767	1,149,818	1,830,508	59.2	(27.5)
MTT	Minatitlan	11,296	7,945	8,114	2.1	(28.2)	135,212	61,863	89,054	44.0	(34.1)
OAX	Oaxaca	121,806	58,807	98,016	66.7	(19.5)	1,077,620	526,309	812,218	54.3	(24.6)
TAP	Tapachula	34,870	29,633	41,025	38.4	17.7	345,781	246,902	379,286	53.6	9.7
VER	Veracruz	122,927	71,874	106,289	47.9	(13.5)	1,341,670	635,130	989,171	55.7	(26.3)
VSA	Villahermosa	99,542	61,731	95,667	55.0	(3.9)	1,128,913	564,128	877,858	55.6	(22.2)

US Passenger Traffic, San Juan Airport (LMM)
	November			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
	2019	2020	2021			2019	2020	2021
SJU Total	779,725	440,548	833,268	89.1	6.9	8,510,537	4,331,949	8,762,283	102.3	3.0
Domestic Traffic	700,055	421,750	772,164	83.1	10.3	7,610,322	4,062,130	8,283,897	103.9	8.9
International Traffic	79,670	18,798	61,104	225.1	(23.3)	900,215	269,819	478,386	77.3	(46.9)

Colombia Passenger Traffic Airplan
		November			% Chg 2021vs 2020	% Chg 2021vs 2019	Year to date			% Chg 2021vs 2020	% Chg 2021vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		890,063	396,621	997,056	151.4	12.0	9,234,603	3,100,899	7,878,717	154.1	(14.7)
MDE	Rionegro	644,583	252,628	723,200	186.3	12.2	6,691,814	2,136,531	5,518,045	158.3	(17.5)
EOH	Medellin	92,789	59,343	98,619	66.2	6.3	991,247	388,686	896,079	130.5	(9.6)
MTR	Monteria	94,506	50,163	118,276	135.8	25.2	918,948	357,897	960,661	168.4	4.5
APO	Carepa	20,589	12,827	22,598	76.2	9.8	205,410	75,279	198,475	163.7	(3.4)
UIB	Quibdo	32,701	19,300	29,582	53.3	(9.5)	345,805	124,303	269,362	116.7	(22.1)
CZU	Corozal	4,895	2,360	4,781	102.6	(2.3)	81,379	18,203	36,095	98.3	(55.6)
International Traffic		146,290	58,852	172,189	192.6	17.7	1,646,341	509,767	1,348,760	164.6	(18.1)
MDE	Rionegro	146,290	58,852	172,189	192.6	17.7	1,646,341	509,767	1,348,760	164.6	(18.1)
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,036,353	455,473	1,169,245	156.7	12.8	10,880,944	3,610,666	9,227,477	155.6	(15.2)
MDE	Rionegro	790,873	311,480	895,389	187.5	13.2	8,338,155	2,646,298	6,866,805	159.5	(17.6)
EOH	Medellin	92789	59,343	98,619	66.2	6.3	991,247	388,686	896,079	130.5	(9.6)
MTR	Monteria	94,506	50,163	118,276	135.8	25.2	918,948	357,897	960,661	168.4	4.5
APO	Carepa	20,589	12,827	22,598	76.2	9.8	205,410	75,279	198,475	163.7	(3.4)
UIB	Quibdo	32,701	19,300	29,582	53.3	(9.5)	345,805	124,303	269,362	116.7	(22.1)
CZU	Corozal	4,895	2,360	4,781	102.6	(2.3)	81,379	18,203	36,095	98.3	(55.6)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

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Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com